Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 — A Publicly Listed Company

ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS' MEETING

Consolidated summarized remote voting map

According to CVM Instruction Nº 481/09, **Itaú Unibanco Holding S.A.** ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Annual and Extraordinary Stockholders' Meeting to be held on April 28, 2020, at 11 a.m., at the Company's head office in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Audit Committee Report, and examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2019:		Approve	4,564,183,998	99.98254
			Reject	-	-
			Abstain	797,042	0.01746
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders' Meeting Manual available at: https://www.itau.com.br/relacoes-com-investidores/listgroup.aspx?idCanal=Sqjrl1eBRjH/MQgu2BC3Q==&linguagem=en		Approve	4,564,517,448	99.98984
			Reject	-	-
			Abstain	463,592	0.01016
3	Fix the number of members who will comprise the Board of Directors in twelve (12) as proposed by the controlling shareholders:		Approve	4,563,721,626	99.97241
			Reject	795,822	0.01743
			Abstain	463,592	0.01016
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	2,206,899	0.04834
			No	4,544,809,070	99.55811
			Abstain	17,965,071	0.39354
5	Election of the board of directors by candidate - Total members to be elected: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election. The votes indicated in this field will be disregarded if the shareholder holding voting shares also fills in the fields present in the separate election of a member of the board of directors and the separate election covered by these fields occurs).	Alfredo Egydio Setubal	Approve	4,562,636,449	99.95879
			Reject	1,880,999	0.04121
			Abstain	-	-
		Ana Lúcia de Mattos Barretto Villela	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-
		Fábio Colletti Barbosa (Independent member)	Approve	4,564,517,448	100.00000
			Reject	-	-
			Abstain	-	-
		Frederico Trajano Inácio (Independent member)	Approve	4,564,517,448	100.00000
			Reject	-	-
			Abstain	-	-
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	4,562,636,449	99.95879
			Reject	1,880,999	0.04121
			Abstain	-	-
		João Moreira Salles	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-
		José Gallo (Independent member)	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-
		Marco Ambrogio Crespi Bonomi (Independent member)	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-
		Pedro Moreira Salles	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-
		Ricardo Villela Marino	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-
		Roberto Egydio Setubal	Approve	4,564,433,348	99.99816
			Reject	84,100	0.00184
			Abstain	-	-

6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates? [If the shareholder chooses to abstain and the election occurs through the multiple vote process, his/her vote must be counted as abstention in the respective resolution of the meeting.]		Yes	4,546,520,874	99.59561
			No	-	-
			Abstain	18,460,166	0.40439
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		3,022,244	7.92833
		Ana Lúcia de Mattos Barretto Villela		3,201,934	8.39971
		Fabio Colletti Barbosa (Independent member)		3,243,984	8.51002
		Frederico Trajano Inácio (Independent member)		3,243,984	8.51002
		Gustavo Jorge Laboissière Loyola (Independent member)		3,018,700	7.91903
		João Moreira Salles		3,198,390	8.39041
		José Gallo (Independent member)		3,198,390	8.39041
		Marco Ambrogio Crespi Bonomi (Independent member)		3,198,390	8.39041
		Pedro Luiz Bodin de Moraes (Independent member)		3,198,390	8.39041
		Pedro Moreira Salles		3,198,390	8.39041
		Ricardo Villela Marino		3,198,390	8.39041
		Roberto Egydio Setubal		3,198,390	8.39041
8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	15,009,548	0.32914
			No	413,795	0.00907
			Abstain	4,544,828,484	99.66179
9	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	15,009,548	0.32914
			No	3,795	0.00008
			Abstain	4,545,238,484	99.67078
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976? (the shareholder can only fill in this field if he/she is the uninterrupted holder of the shares with which he/she votes during the 3 months immediately prior to the general meeting) (*)		Yes	948,976,855	65.65933
			No	266,981,773	18.47236
			Abstain	229,345,268	15.86831
11	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately? (*)		Yes	1,046,697,473	72.42058
			No	230,501,817	15.94833
			Abstain	168,104,606	11.63109
12	Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (effective) / João Costa (alternate)	Approve	4,564,517,448	99.98984
			Reject	-	-
			Abstain	463,592	0.01016
		José Caruso Cruz Henriques (effective) / Reinaldo Guerreiro (alternate)	Approve	4,564,517,448	99.98984
			Reject	-	-
			Abstain	463,592	0.01016
13	Separate election of the fiscal council - Preferred shares Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights without voting or restricted voting rights	Eduardo Azevedo do Valle (effective) / Rene Guimarães Andrich (alternate)	Approve	1,453,656,733	95.54175
			Reject	9,816,452	0.64519
			Abstain	58,015,234	3.81306
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$380,000,000.00:		Approve	4,563,637,526	99.97057
			Reject	879,922	0.01928
			Abstain	463,592	0.01016
15	Resolve on the monthly individual compensation of R$15,000.00 to effective members and R$6,000.00 to alternate members of the Fiscal Council:		Approve	4,564,107,448	99.98086
			Reject	410,000	0.00898
			Abstain	463,592	0.01016
Item	**Description - extraordinary agenda**		**Voting**	**Number of shares**	**% over total voting**
16	Amend the Bylaws in order to include items 5.3. and 5.3.1. to provide for the possibility of the Company take out civil liability insurance (D&O) or entering into an indemnity contract in favor of its directors and officers:		Approve	4,548,984,675	99.63065
			Reject	15,000,976	0.32855
			Abstain	1,862,827	0.04080
17	Consolidate the Bylaws, with the amendments mentioned above:		Approve	4,548,984,675	99.63065
			Reject	15,000,976	0.32855
			Abstain	1,862,827	0.04080

(*) This refers to the ownership interest held uninterruptedly over the period of three months, at least, immediately prior to the General Stockholders' Meeting, as provided for in paragraph 6 of Article 141 of Law No. 6,404/76.

São Paulo-SP, April 27, 2020.

ALEXSANDRO BROEDEL
Group Executive Finance Director and Head of Investor Relations